FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

             Mid Am, Inc.
   (Last)      (First)     (Middle)

        221 South Church Street
                (Street)

   Bowling Green, OH     43402
   (City)      (State)     (Zip)


2. Date of Event Requiring Statement
   (Month/Day/Year)

     5/21/98


3. IRS or Social Security Number of Reporting Person (Voluntary)

     34-1580978

4. Issuer Name and Ticker or Trading Symbol

      CITIZENS BANCSHARES, INC. (CICS)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ____ Director                    __X_ 10% Owner
   ____ Officer (give title below)  ____ Other (specify below)

   ___________________________________________________________

6. If Amendment, Date of Original (Month/Day/Year)

          N/A

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1. Title of Security         2. Amount of Securities      3. Ownership Form:    4. Nature of Indirect
   (Instr. 4)                   Beneficially Owned           Direct (D) or         Beneficial Ownership
                                (Instr. 4)                   Indirect (I)          (Instr. 5)
                                                             (Instr. 5)




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                        (Over)
                     (Print or Type Responses)                 SEC 1473 (3/91)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of       2. Date Exercisable    3. Title and Amount of      4. Conversion or    5. Ownership Form        6. Nature of
    Derivative        and Expiration         Securities Underlying       Exercise Price      of Derivative            Indirect
    Security          Date                   Derivative Security         of Derivative       Security: Direct         Beneficial
    (Instr. 4)        (Month/Day/Year)       (Instr. 4)                  Security            (D) or Indirect (I)      Ownership
                                                                                             (Instr. 5)               (Instr. 5)
                      Date      Expira-                     Amount or
                      Exer-     tion          Title         Number of
                      cisable   Date                        Shares

Option to purchase     +         +        Citizens          1,761,308        ++                 D
Citizens Bancshares,                       Bancshares, Inc.
Inc., Common Stock+                        Common Stock



Explanation of Responses:

+ Beneficial ownership of 1,761,308 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of May 21, 1998 (the "Stock Option Agreement"), by and between Mid Am, Inc. and Citizens Bancshares, Inc. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Mid Am expressly disclaims ownership of such shares.

++ A price per share equal to $72.75 subject to adjustment in certain circumstances.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


MID AM, INC.



By: /s/ W. Granger Souder                           May 29, 1998
**Signature of Reporting Person                        Date




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                               SEC 1473 (3/91)